January 10, 2014

Via EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Sagent Pharmaceuticals, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed March 18, 2013

File No. 001-35144

Dear Mr. Rosenberg:

On behalf of Sagent Pharmaceuticals, Inc. (the “Company”), this letter responds to the letter, dated December 13, 2013 (the “Comment Letter”) from the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Staff”) to Jonathon M. Singer, Executive Vice President and Chief Financial Officer of the Company, regarding the above-referenced filing. For the convenience of the Staff’s review, we have set forth below the comments contained in the Comment Letter along with our responses.

General

1.	We note that Agila Specialties Private Limited received an official warning letter from the Food and Drug Administration on September 9, 2013, identifying “significant violations of current good manufacturing practice (cGMP) regulations for finished pharmaceuticals.” Please provide us with proposed disclosure to be included in your Risk Factors and Business sections that discusses the material details of the warning letter, any adverse effects on your operations that you have experienced or may experience as a result and any other material details, including the state of remediation efforts.

Response: In our Annual Report on Form 10-K for the fiscal year ended December 31, 2013 (the “2013 Form 10-K”), we will plan (based upon current facts and circumstances) to include the following disclosure in the Business section regarding our Sagent Agila joint venture:

In September 2013, a facility owned by Agila Specialities Private Limited (“Agila”), the manufacturer of products for Sagent Agila, received a warning letter from the FDA related to the FDA inspection of Agila’s Specialty Formulation Facility (“SFF”) in Bangalore, India. The warning letter identified violations of current good manufacturing practice (“cGMP”) related to the prevention of microbiological contamination of sterile drug products and systems to monitor environmental conditions in aseptic processing. The warning letter also described other deficiencies in the quality management function of SFF. The warning letter did not include any prohibition of production or shipment of products from the facility, although the warning letter stated that new drug applications may not be approved until the facility has completed and the FDA has confirmed the remediation efforts and compliance with cGMP. Delays in the approval of the six Sagent Agila ANDAs currently being reviewed by the FDA, or limitations on the importation of products from the SFF facility, could have a material adverse effect on our business, financial position and results of operations.

Additionally, we will include similar disclosure regarding the warning letter received by Agila’s SFF facility within the Risk Factors section under the risk factor entitled “If we or any of our business partners are unable to comply with the regulatory standards applicable to pharmaceutical drug manufacturers, we may be unable to meet the demand for our products, may lose potential revenues and may not achieve profitability.”

Business

Joint Ventures, pages 9-10

2.	We note your disclosure regarding the joint venture with Strides Arcolab, to form Sagent Agila, which relates to at least 13 launched products and several pending ANDAs. Please file the joint venture agreement with Strides Arcolab as an exhibit to your annual report pursuant to Item 601(b)(10) of Regulation S-K. Alternatively, if you do not believe the agreement is material, please advise us as to the basis of your conclusion.

Response: We will file a copy of our joint venture agreement as an exhibit to our 2013 Form 10-K.

Business

Key Suppliers and Marketing Partners, pages 10-11

3.	We note your disclosure of transfer prices and percentages of net profits from the sales of products that you must pay to your collaborative partners under the Dobfar and Gland collaboration agreements. Please provide proposed disclosure to be included in future filings which indicates the range of margins for your products, including the expenses incurred for transfer costs and percentages payable to both Dobfar and Gland and any other costs attributable to sales.

Response: In our future periodic reports, beginning with our 2013 Form 10-K, we plan to include supplemental disclosure regarding the Dobfar and Gland collaboration agreements in substantially the following form:

For the year ended December 31, 2013, net gross profit from products marketed under our agreements with Dobfar and its affiliates ranged from •% to •%. Net gross profit represents: (i) net sales less the cost of finished goods and inbound freight, which ranges from •% to •% of net sales, and (ii) applicable profit sharing due to Dobfar which ranges from •% to •% of net sales.

For the year ended December 31, 2013, net gross profit from products marketed under our agreements with Gland ranged from •% to •%. Net gross profit represents: (i) net sales less the cost of finished goods and inbound freight, which ranges from •% to •% of net sales, and (ii) applicable profit sharing due to Gland which ranges from •% to •% of net sales.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Revenue Recognition

4.	Please provide us proposed disclosure to be included in future periodic reports to explain why, given your increase in sales during the year and quarter ended December 31, 2012 as compared to 2011, your total chargeback accrual decreased to $24.3 million at December 31, 2012 from $28.9 million at December 31, 2011, and why, as indicated on page S-1, your chargebacks decreased to $166 million in 2012 as compared to $168 million in 2011. Further tell us what your chargeback accrual was at September 30, 2013 and what chargebacks were for the nine months ended September 30, 2012 and 2013, and explain to us in the form of proposed disclosure to be included in future periodic reports the reason for fluctuations that are not consistent with your sales trend.

Response: As described in the Revenue Recognition – Chargebacks portion of the Critical Accounting Policies and Estimates section of our MD&A, our chargeback accrual is principally impacted by the difference between the list price and the estimated average end-user contract price and the number of units outstanding in the wholesale channel, rather than by the total sales recorded during the period. In February 2012, we reduced the list price on approximately one-third of our then current product portfolio, with no corresponding change in end-user contract pricing, principally to realign the spread between list price and average end-user contract price for products that had encountered significant competitive pricing pressure. This change in list prices reduced the weighted-average list price for these products by over 40%. This reduction fully offsets the chargeback expense recorded on new product launches during 2012 and also accounts for the reduction in the balance of our chargeback accrual at December 31, 2012 as compared to December 31, 2011.

Our chargeback accrual at September 30, 2013 was $37.0 million. During the nine months ended September 30, 2012 and 2013, we recorded chargeback expense of $113.9 million and $224.3 million, respectively.

In our 2013 Form 10-K, we will revise the disclosure in the Revenue Recognition – Chargebacks portion of the Critical Accounting Policies and Estimates section of our MD&A substantially as set forth below (proposed new text is underlined for emphasis):

The majority of our products are distributed through independent pharmaceutical wholesalers. In accordance with industry practice, sales to wholesalers are initially transacted at wholesale list price. The wholesalers then generally sell to an end user, normally a hospital, alternative healthcare facility, or an independent pharmacy, at a lower price previously contractually established between the end user and Sagent.

When we initially record a sale to a wholesaler, the sale and resulting receivable are recorded at our list price. However, experience indicates that most of these selling prices will eventually be reduced to a lower, end-user contract price. Therefore, at the time of the sale, a contra asset is recorded for, and revenue is reduced by, the difference between the list price and the estimated average end-user contract price. This contra asset is calculated by product code, taking the expected number of outstanding wholesale units sold that will ultimately be sold under end-user contracts multiplied by the anticipated, weighted –average contract price. When the wholesaler ultimately sells the product, the wholesaler charges us, or issues a chargeback, for the difference between the list price and the end-user contract price and such chargeback is offset against the initial estimated contra asset. Periodically, we review the wholesale list prices for our products, and from time to time may reduce list prices based on market conditions or competitive pricing pressures. Reductions in the wholesale list price of our products reduce both our gross sales and the revenue reduction recorded upon initial product sale, but do not change the end-user contract selling price.

The significant estimates inherent in the initial chargeback provision relate to wholesale units pending chargeback and to the end-user contract-selling price. We base the estimate for these factors on product-specific sales and internal chargeback processing experience, estimated wholesaler inventory stocking levels, current contract pricing and expectations for future contract pricing changes. Our chargeback provision is potentially impacted by a number of market conditions, including: competitive pricing, competitive products, and other changes impacting demand in both the distribution channel and with end users.

We rely on internal data, external data from our wholesaler customers and management estimates to estimate the amount of inventory in the channel subject to future chargeback. The amount of product in the channel is comprised of both product at the wholesaler and product that the wholesaler has sold, but not yet reported as end-user sales. Physical inventory in the channel is estimated by the evaluation of our monthly sales to the wholesalers and our knowledge of inventory levels and estimated inventory turnover at these wholesalers.

Our total chargeback accrual was $• million and $24.3 million at December 31, 2013 and December 31, 2012, respectively, and is included as a reduction of accounts receivable. Our total chargeback expense was $• million and $166.1 million for the years ended December 31, 2013 and 2012, respectively. Our chargeback accrual and related chargeback expense increased in 2013 due to the introduction of new products with relatively high list prices, including zoledronic acid, and the impact of competitive pricing on products introduced before December 31, 2012. A 1% decrease in estimated end-user contract-selling prices would reduce net revenue for the year ended December 31, 2013, by $• million and a 1% increase in wholesale units pending chargeback for the year ended December 31, 2013, would reduce net revenue by $• million.

Notes to Consolidated Financial Statements

Note 20. Commitments and Contingencies

Litigation, page 73

5.	With regard to your Novartis Pharmaceuticals Corporation litigation you state an adverse determination could have an effect on the Company’s financial statements. Please provide us proposed disclosure to be included in future periodic reports to disclose an estimate of possible loss or range of loss or include a statement that such an estimate cannot be made as required by ASC 450-20-50-4.

Response: In our 2013 Form 10-Kwe plan to revise the disclosure regarding the Novartis litigation within our Commitments and Contingencies note to our Consolidated Financial Statements substantially as set forth below (proposed new text is underlined for emphasis).

Zoledronic Acid (Generic versions of Zometa® and Reclast®). On February 20, 2013, Novartis Pharmaceuticals Corporation (“Novartis”) sued the Company and several other defendants in the United States District Court for the District of New Jersey, alleging, among other things, that sales of the Company’s (i) zoledronic acid premix bag (4mg/100ml), made by ACS Dobfar Info S.A. (“Info”), also a defendant, a generic version of Novartis’ Zometa® ready to use bottle , would infringe U.S. Patent No. 7,932,241 (the “241 Patent”) and U.S. Patent No. 8,324,189 (the “189 Patent”) and (ii) zoledronic acid premix bag (5mg/100ml), also made by Info, a generic version of Novartis’ Reclast® ready to use bottle, would infringe U.S. Patent No. 8,052,987 and the 241 Patent, and (iii) zoledronic acid vial (4mg/5ml), made by Actavis LLC, also a defendant, a generic version of Novartis’ Zometa® vial, would infringe the 189 Patent. (Novartis Pharmaceuticals Corporation v. Actavis, LLC, et. al., Case No. 13-cv-1028) On March 1, 2013, the District Court denied Novartis’ request for a temporary restraining order against the Company and the other defendants, including Actavis and Info. On March 6, 2013, the Company, began selling Actavis’ zoledronic acid vial, the generic version of Zometa®. Also, as of August 27, 2013 and October 1, 2013, the Company began selling zoledronic acid premix bags in 4mg/100ml and 5mg/100ml presentations, respectively. The Company believes it has substantial meritorious defenses to the case, and the Company has sold and will continue to sell these products. While an estimate of the potential loss resulting from an adverse final determination that one of the patents in suit is valid and infringed cannot currently be made as specific monetary damages have not been asserted, an adverse final determination could have a material adverse effect on the Company’s business, results of operations, financial condition and cash flows.

In responding to the Staff’s comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (847) 908-1605 if you have any questions with respect to the matters covered by this letter or need further information.

Sincerely,

/s/ Jonathon M. Singer
Jonathon M. Singer
Executive Vice President and Chief Financial Officer